Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

RealNetworks, Inc.:

We consent to the use of our reports dated March 15, 2011, with respect to the consolidated balance sheets of RealNetworks, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and noncontrolling interest, and cash flows, for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference.

/s/ KPMG LLP

Seattle, WA

March 15, 2011